Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan
October 30, 2009
Ms. Kathleen Collins,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

RE:	Internet Initiative Japan, Inc. Form 20-F for the year ended March 31, 2009 File No. 000-30204
Dear Ms. Collins:
This is in response to the comments of the Staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated September 30, 2009, with respect to the annual report on Form 20-F of Internet Initiative Japan, Inc. (“IIJ”) for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed IIJ responses accordingly.
Form 20-F for the year ended March 31, 2009
Item 4. Information on the Company
Business Overview, page 12
1.	We note your disclosure in the risk factors section on page 11 regarding your dependence on third-party and limited source suppliers, such as Cisco Systems and Juniper Networks, in addition to your reliance on telecommunications carriers. Please tell us what consideration you gave to including in the business section a discussion of the material terms of the supplier agreements on which you rely to conduct your business. To the extent that your business or revenue stream is substantially dependent on one or more supplier agreements, the agreement(s) should be filed as exhibits to the Form 20-F pursuant to Instruction 4(b)(ii) as to Exhibits. Please provide us with an analysis, using quantified terms, as to whether you are substantially dependent on your agreements with Cisco, Juniper Networks or third-party suppliers referenced in your disclosure.

Ms. Kathleen Collins	-2-

Response:	IIJ respectfully advises the staff that it did not include in the business section of its 2009 Form 20-F a discussion of the material terms of its supplier agreements due to the fact that such supplier agreements were entered into in the ordinary course of business. The agreement is not an exclusive agreement and IIJ purchases equipment from its suppliers when necessary.

Similarly, IIJ believes that none of its supplier agreements need to be filed as exhibits to its 2009 Form 20-F due to the fact that its business and revenue streams are not substantially dependent on one or more supplier agreements. Item 4(b)(ii) of Form 20-F lists examples of such types of contracts, including “(a) continuing contracts to sell the major part of your products or services or to purchase the major part of your products or services or to purchase the major part of your requirement of goods, services or raw materials, or (b) any franchise or license or any other agreement to use a patent, formula, trade secret, process or trade name if your business depends to a material extent on that patent, formula, trade secret, process or trade name.” Neither the agreements with Cisco, Juniper Networks nor the agreements with other third party suppliers are continuing agreements and therefore do not fall into the above categories. The network which IIJ operates is already built and is upgraded from time to time by purchasing necessary equipment on a timely basis, which is adequately managed. Therefore, IIJ does not believe that the cancellation or non-renewal of any of these agreements would have a material adverse effect on it.
Property, Plants and Equipment, page 26
2.	It does not appear that the information you have cross-referenced in response to this item is fully responsive to the item requirement. Please include here a discussion of your material tangible fixed assets, including leased properties, and any major encumbrances thereon. The discussion should identify the material property leases by location, size and use. To the extent you identify material leases, they should be filed as exhibits to the Form 20-F pursuant to Instruction 4(b)(iv) as to Exhibits.

Response:	IIJ respectfully acknowledges the staff’s comment and advises the staff that, in future filings and starting with the Form 20-F for the year ending March 2010, it will include a discussion of its material tangible fixed assets, including leased properties, and major encumbrances thereon and will identify the material properties leases by size and use. To the extent any of the property leases are material, IIJ will file the related lease contracts as exhibits to the Form 20-F.

Ms. Kathleen Collins	-3-
Item 5. Operating and Financial Review and Prospects
A. Operating Results, Overview, page 27
3.	Please consider including in your overview a discussion of the most important themes or other significant matters with which you are primarily concerned in evaluating your company’s financial condition and operating results. See Section III.A of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm. As an example, we note that you have identified several issues in your risk factor disclosure under the subcaption “We may not maintain our current level of revenues or achieve our expected revenues and profits in the future” on page 6 that appear to be viewed by you as key indicators with respect to company performance.

Response:	IIJ respectfully acknowledges the staff’s comment and advises the staff that, in future filings and starting with the Form 20-F for the year ending March 2010, it will include in the overview section a discussion of the most important themes or any other significant matters with which it is primarily concerned in evaluating IIJ’s financial condition and operating results.
Results of Operations
Year Ended March 31, 2009 Compared to the Year Ended March 31, 2008, page 29
Total Revenues, page 29
4.	Please tell us what consideration you gave to discussing the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold, to changes in prices charged or to new product innovations. Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years and how any changes in the pricing of your goods and services affected your revenues over the three-year period. Please refer to Item 5.A.1 of Form 20-F.

Ms. Kathleen Collins	-4-

Response:	IIJ respectfully acknowledges the staff’s comment and advises the staff that, in future filings and starting with the Form 20-F for the year ending March 2010, it will enhance its disclosure about the pricing environment for its products and how any changes in the pricing of its goods and services affected its revenues over the last three-year period.
5.	You state that revenues from equipment sales has been decreasing year by year because of your focus on providing systems construction services that have a higher margin to your corporate customers. You also state that systems construction revenues were significantly affected by the weak Japanese economy. Please tell us whether you considered including a discussion of how your decision to focus on providing systems construction to your corporate customers and the possibility of a continued decline of the Japanese economy will affect your operations in the future. See Section III.B of SEC Release No. 33-6835.

Response:	IIJ respectfully acknowledges the staff’s comment and advises the staff that, in future filings and starting with the Form 20-F for the year ending March 2010, it will include a discussion of how its decision to focus on providing systems construction to its corporate customers and the possibility of a continued decline of the Japanese economy will affect is future operations.
B. Liquidity and Capital Resources
Cash Flows, page 43
6.	The disclosures in this section do not appear to address changes in your balance sheet that materially affected your operating cash flows. For example, we note that accounts receivables decreased 12% from March 31, 2008 compared to March 31, 2009 and increased 25% from March 31, 2007 to March 31, 2008 and the reasons for such increase are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Ms. Kathleen Collins	-5-

Response:	IIJ respectfully acknowledges the staff’s comment and advises the staff that, in future filings and starting with the Form 20-F for the year ending March 2010, it will enhance its disclosure to include the underlying reasons for material changes in its operating cash flows. IIJ also confirms that its liquidity and capital resources discussion in the 2009 Form 20-F includes all known trends, events and uncertainties which are reasonably likely to impact future liquidity.
Item 6. Directors, Senior Management and Employees
Directors and Senior Management, page 50
7.	In future filings please include here the percentage of shares outstanding, in addition to the number of shares, for directors, senior management and employees. Refer to Item 6.E.1 of Form 20-F. In this regard, we note your disclosure regarding major shareholders on page 54.

Response:	IIJ respectfully acknowledges the staff’s comment and advises the staff that, in future filings and starting with the Form 20-F for the year ending March 2010, it will include the percentage of shares outstanding in addition to the number of shares, for directors, senior management and employees.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders, page 54
8.	Please confirm, if true, that the number of shares listed for each entity and person in your beneficial ownership table includes shares that those entities and persons have the right to acquire within 60 days. See Rule 13d-3(d)(1)(i) of the Exchange Act.

Response:	IIJ respectfully confirms to the staff that the number of shares listed for each entity and person in its beneficial ownership table in the 2009 Form 20-F includes shares that those entities and persons have the right to acquire within 60 days.

Ms. Kathleen Collins	-6-
Related Party Transactions, page 54
9.	It appears that the limitation of liability agreements between the company and the outside directors and outside company auditors are related party agreements and should be described in this section. Please advise.

Response:	IIJ respectfully acknowledges the staff’s comment and advises the staff that, in future filings and starting with the Form 20-F for the year ending March 2010, it will insert a description of the limitation of liability agreements between IIJ and the outside directors and outside company auditors in the Related Party Transactions sections.
Item 10. Additional Information
Material Contracts, page 61
10.	Please expand your disclosure regarding the limitation of liability agreements by disclosing the material terms and conditions of the agreements. In addition, ensure that you have included here a discussion of all of the non-ordinary course material contracts filed as exhibits to the Form 20-F that complies with Item 10.C. of the Form.

Response:	IIJ respectfully acknowledges the staff’s comment and advises the staff that, in future filings and starting with the Form 20-F for the year ending March 2010, it will expand its disclosure regarding the limitation of liability agreements between IIJ and the outside directors and outside company auditors by disclosing the material terms and conditions of the agreements in the Material Contracts sections. IIJ will also include a discussion of the material terms of all of its other non-ordinary course material contracts filed as exhibits to its Form 20-F, if any.

Ms. Kathleen Collins	-7-
Item 17. Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies, Revenue Recognition, page F-12
11.	We note that initial set-up fees received in connection with connectivity services and outsourcing services are deferred and recognized over the contract period. Tell us how you considered footnote 39 to SAB Topic 13.A.3(f) in determining that revenue recognition over the initial contract period versus the expected period of performance is appropriate.

Response:	IIJ respectfully advises the staff that the initial set-up fees received in connection with connectivity services and outsourcing services are nonrefundable, up-front fees referred to in SAB Topic 13.A.3(f) and they are not in exchange for products delivered or services performed that represent the culmination of a separate earning process. IIJ acknowledges that the initial set-up fees should be deferred and recognized over the expected period of service instead of the contracted period, since the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee.

However, the initial set-up fees were deferred and recognized over the contracted period due to the following reason:

The total amount of the initial set-up fees received for the last three fiscal years as stated below, were considered to be immaterial from both a quantitative and qualitative perspective. Accordingly, IIJ did not adjust the deferral of the initial set-up fees to the expected period of services. The initial set up fees for the fiscal years ended March 31, 2007, 2008 and 2009 were 67,891 thousand yen, 92,114 thousand yen and 82,000 thousand yen, respectively.
12.	We note that system construction contracts may include elements that are accounted for as separate units of accounting. Please describe these elements and tell us how you determined that each element meets the separation criteria of paragraph 9 of EITF 00-21. In this regard, we note from your disclosures on page 16 that systems construction services include consulting, project planning, systems design and development of network systems. To the extent that you account for any of these services as separate elements of your system construction contracts, tell us how you determine the fair value of such services and describe your revenue recognition policy for each.

Ms. Kathleen Collins	-8-

Response:	IIJ respectfully advises the staff that elements such as consulting, project planning, systems design and development of network systems are also considered as separate units of accounting. However, revenue is deferred until all the elements of systems construction service are completed and accepted by the customer because in the event that IIJ Group does not complete other elements of the systems construction service, the customer may return all of the equipment or the system.

Each element of system construction described above is sold separately by IIJ Group or by other vendors. IIJ Group maintains a standard range of prices of those undelivered items, which is considered to be the objective and reliable evidence of fair value if a substantial majority of actual prices of undelivered items fall within a narrow range of pricing. Even though a general right of return exists, performance of the undelivered service elements is probable and within the control of IIJ Group. Therefore, these elements meet the separation criteria of paragraph 9 of EITF 00-21 and are considered separate units of accounting if a substantial majority of actual prices of undelivered items fall within a narrow range of pricing.

However, in allocating the arrangement consideration, no amount is allocated to the delivered items and revenue is recognized when the last undelivered element of the system construction contract is delivered as described in example 10 of in EITF 00-21 Exhibit 00-21B, because in the event that IIJ Group does not complete all elements of the systems construction contract, the customer may return all of the equipment or the system. Therefore, IIJ does not analyze whether a substantial majority of actual prices of undelivered items of system construction contract fall within a narrow range of pricing because such analysis does not have any effect on revenue recognition.
Item 7. Goodwill and Other Intangible Assets, page F-22
13.	Disclosure on page F-22 indicates that you have certain intangible assets with indefinite lives such as telephone rights, trademarks, and customer relationships. Tell us how you considered paragraph 11 of SFAS 142 in concluding that each of these assets has indefinite useful lives. In this regard, specially address how you determined that no legal, regulatory, contractual, competitive, economic, or other factors exist that will limit the useful life of these intangible assets.

Ms. Kathleen Collins	-9-

Response:	IIJ respectfully advises the staff that telephone rights are the right to use the fixed telephone service of Nippon Telegraph and Telephone Corporation (“NTT”) and the payment for these rights are made at the time of subscription. Telephone rights do not have a legal, regulatory or contractual useful life, and IIJ intends to continuously use the fixed telephone service of NTT. Therefore, telephone rights are recorded as intangible assets with indefinite useful lives.

The trademark was recorded in June 2007 when IIJ acquired hi-ho, Inc., which operates the Internet Service Provider (“ISP”) business for home use. The trademark of hi-ho is well-known in the ISP industry as a trademark for a home use ISP business. The trademark has a remaining legal life of 7 years but is renewable every 10 years at little cost. IIJ intends to continuously renew the trademark. hi-ho has a good reputation for the quality of services and customer satisfaction. hi-ho has scored high rankings in several surveys. Mobile data communication services for home use (“MVNO”) was introduced in December 2008, and hi-ho has acquired many contracts for MVNO due to the high name value and its reputation in the market for home and individual use. The revenue of hi-ho for the past two years has steadily increased by the increase in MVNO and optical fiber contracts. IIJ believes that the trademarked ISP service will generate cash flows for IIJ for an indefinite period of time. The trademark is deemed to have an indefinite useful life because it is expected to contribute to cash flows indefinitely.

Customer relationships were recorded as intangible assets with indefinite useful lives when IIJ purchased the shares of IIJ Technology Inc., a wholly-owned subsidiary of IIJ (“IIJ-Tech”), from its minority shareholders and made IIJ-Tech a 100% owned subsidiary in March and April 2007. IIJ-Tech has several systems operation and maintenance contracts with various customers, which are one year contracts with a one year renewal option. Once customers choose IIJ-Tech as their service provider, they typically will continue to renew the contracts because, 1) it would require a significant amount of costs for customers to transfer their developed internet network systems to other service providers, and 2) IIJ-Tech can provide not only stable and high quality, but also cost-effective services. Accordingly, the competition does not limit the useful life of the customer relationships.

Ms. Kathleen Collins	-10-

The systems operation and monitoring services are provided by utilizing data communication equipment owned by customers or IIJ-Tech. The equipment has finite useful lives. However, if the data communication equipment is owned by IIJ-Tech, IIJ-Tech can continuously provide its services by replacing the equipment. If the data communication equipment is owned by the customer, they would continuously renew the contracts at the time of the replacement of the equipment rather than choosing a different outsourcing vendor because it would require larger amount of cost and time to design and construct a completely new network system. Accordingly, assets with finite useful lives do not limit the useful life of the customer relationships.

The monitoring and other operating services are provided based on Internet Protocol technology, which is the universal and dominant technology currently in use. This Internet Protocol technology was not expected to be replaced by new technology innovation at the time of appraisal and as of March 31, 2009.

The systems operation and monitoring services are a comparably young business model. Before IIJ-Tech launched this service approximately seven years ago, customers had performed such operations and monitoring related to network systems using in-house information technology resources. When IIJ-Tech launched this service, many companies shifted to IIJ-Tech as their outsourcing vendor. Ever since, this business model has not changed and IIJ believes that this business model will continue for an indefinite period of time. Therefore, the obsolescence of the service is not expected.

When IIJ analyzed its customer relationships, the attrition rate for customers that existed when IIJ completed the step acquisition of IIJ-Tech was 1.7%. The attrition rates determined by subsequent annual analysis for the years ended March 31, 2008 and 2009 were 1.4% and 0.7%, respectively. Considering such low attrition rates in the short time history of the operation and monitoring services, it would not be appropriate to assign certain years of definite useful life. Also, the bankruptcy of existing customers was not anticipated at the time of appraisal and as of March 31, 2009 because IIJ-Tech’s customers are mostly blue-chip companies and government offices where bankruptcy is very rare in Japan. Accordingly, the attrition of customers due to bankruptcy was not a considerable factor to limit the useful life of the customer relationships.

Further, there are no legal or regulatory factors that limit the useful life of the customer relationship.

Ms. Kathleen Collins	-11-
Note 10. Income Taxes, page F-27
14.	We note the company’s valuation allowance for deferred tax assets decreased by ¥609,917 thousand and ¥2,455,640 thousand in fiscal 2007 and 2008, respectively and increased by ¥57,842 thousand during fiscal 2009. Please explain further, and tell us how you considered including a discussion of, the reasons for such fluctuations. In addition, tell us what the “other change in valuation allowance” in your rate reconciliation table on page F-29 represents.

Response:	IIJ respectfully advises the staff that most of its deferred income tax assets are related to tax operating loss carryforwards of IIJ with outstanding amounts as of March 31, 2007, 2008 and 2009 of 17,083,252 thousand yen, 13,879,690 thousand yen and 10,090,856 thousand yen, respectively.

As IIJ had cumulative pretax accounting and taxable losses after excluding gains on other investments in the three fiscal years ended March 31, 2006, IIJ did not take the future taxable income into account for determination of valuation allowance, and almost fully provided valuation allowance against net deferred tax assets after offsetting gross deferred tax liabilities mainly from unrealized gains on available-for-sale securities, including deferred tax assets regarding net operating loss carryforwards as of the fiscal year ended March 31, 2006.

In the fiscal year ended March 31, 2007, IIJ reported three year’s cumulative pretax accounting and taxable income after excluding gains on sales of other investments. After IIJ considered the following positive and negative evidence, IIJ started to take the estimated future taxable income, which IIJ evaluated as more likely than not to be utilized, into the consideration of the recoverability of deferred tax assets.

Positive evidence:
•	Three year’s cumulative pretax accounting and taxable income

•	Expected income for the following fiscal year based on the projection approved by the board of directors
Negative evidence:
•	Continuing pretax accounting loss until the fiscal year ended March 31, 2004

•	Expiration of net operating loss carryforwards of 1,349,627 thousand yen and 349,856 thousand yen in the fiscal years ended March 31, 2004 and 2006, respectively.

Ms. Kathleen Collins	-12-
•	Near term expiration of operating loss carryforwards as follows:

March 31, 2010	9,314,732 thousand yen
March 31, 2011	7,353,136 thousand yen
March 31, 2012	415,384 thousand yen

In determining the amount of the valuation allowance, IIJ estimated the future taxable income to utilize the net operating loss carryforwards by making certain adjustments to the business plan, which was approved by the board of directors, to reflect the past historical rates of actual operating results to the projection, the anticipated short-term fluctuation of operating results and the upcoming expiration of net loss carryforwards.

The decrease in valuation allowance of 609,917 thousand yen in the fiscal year ended March 31, 2007 was mainly due to the following factors:
•	The release of valuation allowance of 1,080,733 thousand yen based on the consideration of expected future taxable income described above.

•	The decreases in the deferred tax asset of 1,299,395 thousand yen mainly resulted from the realization of tax benefit of operating net loss carryforwards.

•	The increase in valuation allowance of 2,199,319 thousand yen resulted from the decrease in unrealized gains on available-for-sale securities mainly due to sales of available-for-sale securities.

In September 2007, IIJ applied for the consolidated tax declaration and the application was approved by the national tax agency. As a result of applying for the consolidated tax declaration, IIJ included the future expected taxable income of consolidated subsidiaries into the consideration of the recoverability of deferred tax assets relating to operating loss carryforwards as well as IIJ’s future expected taxable income as of March 31, 2008.

The decrease in valuation allowance of 2,455,640 thousand yen in the fiscal year ended March 31, 2008 was mainly due to the following factors:
•	The release of valuation allowance of 1,903,512 thousand yen based on the increase in the expected future taxable income including consolidated subsidiaries under consolidated tax filing described above.

Ms. Kathleen Collins	-13-
•	The decrease in the deferred tax asset of 769,583 thousand yen resulted from the realization of tax benefit of operating net loss carryforwards for which valuation allowance had been provided at the beginning of the year.

•	The increase in valuation allowance of 341,041 thousand yen resulted from the decrease in unrealized gains on available-for-sale securities.

The valuation allowance as of March 31, 2009 did not fluctuate significantly compared to that as of March 31, 2008 since there was no such special event.

As the amount of realization of tax benefit of operating loss carry forwards is required to disclose by the paragraph 45 of SFAS 109, IIJ divided the change in valuation allowance into two parts in the rate reconciliation table. Other change in the valuation allowance mainly resulted from a change in the estimated recoverability of the deferred tax asset based on the estimated future taxable income at the year end.
Note 17. Fair Value Measurements, page F-41
15.	We note that the company’s “other investments” portfolio is comprised, in part, of ¥674,254 of available for sale-equity securities, ¥298,280 of non-marketable securities and ¥500,000 of investments in funds of unlisted stocks. Please tell us what the remaining ¥442,060 of this portfolio represents. Also, tell us why you have not included this portion, as well as the ¥500,000 fund investment, in your SFAS 157 disclosures. Further, tell us how you are reasonably able to evaluate this portfolio for potential impairment without fair valuing these investments.

Response:	IIJ respectfully advises the staff that the breakdown of Other Investments as of March 31, 2009 is as follows:

Available for sale securities	674,254 thousand yen
Non-marketable securities	362,547 thousand yen
Investment in funds which invest in mainly unlisted stocks	877,793 thousand yen

Total	1,914,594 thousand yen

Ms. Kathleen Collins	-14-

Non-marketable securities are accounted for by the cost method under APB 18 and investment in funds is also accounted by the cost method under EITF D-46. Non-marketable securities of 298,280 thousand yen disclosed in Note 17 are related to the impaired investments measured at fair value on a nonrecurring basis as of March 31, 2009, which consist of non-marketable securities of 122,253 thousand yen and investment in funds of 176,027 thousand yen.

If the value of a non-marketable security or an investment in fund is estimated to have declined and such decline is judged to be other than temporary, the investment is written down to its fair value. Determination of impairment for non-marketable securities and investment in funds is considered based on factors such as operating results, business plans and change in the regulatory, economic or technological environment of the investees. Since non-marketable securities and investments in funds, other than impaired investments, are not measured at fair value, IIJ has not included these investments in its SFAS 157 disclosures.

For purposes of computing an impairment loss, fair value is determined based on IIJ’s interest in the net underlying assets of investees because IIJ could not obtain other appropriate information such as future cash flows related to the issuers.
Note 19. Exhibits, page 77
16.	We note from your disclosure under the risk factor subcaption “We rely greatly on other telecommunications carriers and other suppliers, and could be affected by disruptions.” on page 11 that you rely on NTT Communications and KDDI for a significant portion of your network backbone and NTT East, NTT West and KDDI for local access lines for your customers. We further note your discussion of lease payments in Liquidity and Capital Resources on page 41 including the fact that the leases for your domestic backbone are generally non-cancelable for one or more years. It appears from your disclosures that your operations are substantially dependent on your contractual relationships with these entities and that the agreements evidencing these relationships should be filed as exhibits to your Form 20-F. Please advise. See Instructions 4(b)(ii) as to Exhibits.

Response:	IIJ respectfully acknowledges the staff’s comment and advises the staff that it considers its contractual obligations with NTT Communications and KDDI to have been made within the ordinary course of business. As a result, IIJ believes that the agreements entered into with NTT Communications and KDDI do not need to be filed as exhibits to IIJ’s Form 20-F.
* * * * *

Ms. Kathleen Collins	-15-
IIJ acknowledges that:
•	IIJ is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IIJ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions on the foregoing, please do not hesitate to contact me by phone at 81-3-5205-6333, by email at register@iij.ad.jp, or by facsimile at 81-3-5259-6311.

Sincerely,
/s/ Akihisa Watai
Akihisa Watai Director, Chief Financial Officer and Chief Accounting Officer

cc:	Megan Akst Ryan Houseal Maryse Mills-Apenteng (Securities and Exchange Commission) Izumi Akai Taniguchi Yoichiro Sandra Treusdell (Sullivan & Cromwell LLP)